Exhibit 99.1

CORPORATE RELEASE	17 June 2021

Manchester United PLC Reports

Third Quarter Fiscal 2021 Results

Key Points

•	The men’s first team finished the 2020/21 domestic season in 2nd place and will compete in the UEFA Champions’ League in the 2021/22 season

•	Old Trafford welcomed back 10,000 supporters to the final home match on 18 May

•	Season ticket sales have commenced for the upcoming season

•	TeamViewer will replace Chevrolet as shirt sponsor on team kits from the start of the 2021/22 season

•	The “Theatre of Dreams” Experience Centre, in partnership with Harves, opened to the public in Beijing on 1 May

•	The Premier League successfully completed the sale of domestic broadcast rights for the 2022-2025 cycle

MANCHESTER, England. – 17 June 2021 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2021 fiscal third quarter ended 31 March 2021.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “The absence of fans over the past year has proved that they are the lifeblood of the game. Following the successful return of limited numbers at the end of last season, and continued trials of increased crowds at sports events this summer, we remain optimistic about the prospect of fans returning to Old Trafford in larger numbers going forwards. With the foundations for long-term success in place, including significant initiatives to strengthen engagement with our supporters, we look forward to the upcoming season.”

Key Financials (unaudited)

	Three months ended 31 March 2021			Nine months ended 31 March 2021
£ million (except (loss)/earnings per share)	2021	2020	Change	2021	2020	Change
Commercial revenue	58.1	68.6	(15.3%)	180.4	219.6	(17.9%)
Broadcasting revenue	58.6	26.0	125.4%	214.9	123.6	73.9%
Matchday revenue	1.6	29.1	(94.5%)	4.8	84.3	(94.3%)
Total revenue	118.3	123.7	(4.4%)	400.1	427.5	(6.4%)
Adjusted EBITDA(1)	14.4	27.9	(48.4%)	105.5	134.8	(21.7%)
Operating (loss)/profit	(21.6)	(3.3)	554.5%	(0.2)	44.2	-

(Loss)/profit for the period (i.e. net (loss)/income)	(18.1)	(22.8)	(20.6%)	15.4	13.3	15.8%
Basic (loss)/earnings per share (pence)	(11.12)	(13.89)	(20.0%)	9.48	8.07	17.5%
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(21.7)	(7.3)	197.3%	(11.0)	22.4	-
Adjusted basic (loss)/earnings per share (pence)(1)	(13.30)	(4.42)	200.9%	(6.73)	13.61	-

Non-current and current borrowings	528.2	519.4	1.7%	528.2	519.4	1.7%
Cash and cash equivalents	84.7	90.3	(6.2%)	84.7	90.3	(6.2%)
Net debt(1)/(2)	443.5	429.1	3.4%	443.5	429.1	3.4%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. Non-current and current borrowings and cash and cash equivalents as at 31 March 2021 reflect the impact a £60.0 million drawdown on our £200 million revolving credit facilities during the second fiscal quarter.

COVID-19 Impact

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Megastore, Museum and Stadium Tour operations remained closed to visitors throughout the third fiscal quarter. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for final home match of the season. The Megastore and Museum and Stadium Tour operations have also resumed following the end of the quarter.

Commencement of playing the 2020/21 Premier league fixtures was delayed until 19 September 2020, due to the deferred completion of the 2019/20 season. 2020/21 matches were played over a more condensed period with most of the current season shortfall being played in the third and fourth quarters, as outlined below.

During the third quarter, the first team played in fourteen Premier League home and away matches, compared with nine in the prior year quarter, resulting in an increase in Broadcasting revenues over the prior year quarter. The prior year quarter was further impacted by an estimated Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 season.

Home matches continue to be played behind closed doors. During the third quarter, a total of twelve home matches were played behind closed doors across all competitions, compared with a total eight home matches with fans in attendance during the prior quarter, creating a significant shortfall in Matchday revenues. This largely offsets the increase in Broadcasting revenues, due to the men’s first team’s participation in the UEFA Champions League.

Given ongoing uncertainty due to the COVID-19 pandemic, the Company is not providing revenue or adjusted EBITDA guidance for fiscal 2021 at this time.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2020/21 season	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
Total FY 2021	8	13	14	9	44
2019/20 season	7	13	9	3	32
2018/19 season	7	13	11	7	38

Working Capital and Liquidity

As of 31 March 2021, the Company had £84.7 million of cash balances together with access to an additional £140.0 million available under the Company’s revolving credit facilities. This provides financial flexibility to support the Club through the disruption caused by COVID-19.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £58.1 million, a decrease of £10.5 million, or 15.3%, over the prior year quarter.

•	Sponsorship revenue was £35.8 million, a decrease of £8.9 million, or 19.9%, over the prior year quarter, due to COVID-19 related variations and a one-time sponsorship credit in the prior quarter.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £22.3 million, a decrease of £1.6 million, or 6.7%, over the prior year quarter, primarily due to the continued closure of the Old Trafford based Megastore.

Broadcasting

Broadcasting revenue for the quarter was £58.6 million, an increase of £32.6 million, or 125.4%, over the prior year quarter, due to playing an additional five Premier League home and away games in the quarter. The prior year quarter was further impacted by an estimated Premier League rebate due to broadcasters, following delay and broadcast schedule changes to the 2019/20 season.

Matchday

Matchday revenue for the quarter was £1.6 million, a decrease of £27.5 million, or 94.5%, over the prior year quarter, due to all matches being played behind closed doors. Eight home games with fans in attendance were played in the prior year quarter, prior to the postponement of all competitions.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £138.5 million, an increase of £6.7 million, or 5.1%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £85.2 million, an increase of £15.7 million, or 22.6%, over the prior year quarter. This is due to contracted increases in player salaries due to participation in the UEFA Champions League and continued investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £18.7 million, a decrease of £7.6 million, or 28.9%, over the prior year quarter, primarily due to reduced business activity as a result of COVID-19. This includes the impact of all matches being played behind closed doors.

Depreciation and amortization

Depreciation for the quarter was £3.8 million, an increase of £0.1 million or 2.7% over the prior year quarter. Amortization for the quarter was £30.8 million, a decrease of £1.5 million, or 4.6%, over the prior year quarter. The unamortized balance of registrations on 31 March 2021 was £350.0 million.

Loss/(profit) on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £1.4 million, compared to a profit of £4.8 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £1.4 million, compared to net finance costs of £25.3 million in the prior year quarter. The movement was driven by foreign exchange gains on unhedged USD borrowings in the current year quarter compared to foreign exchange losses on unhedged USD borrowings in the prior year quarter.

Income tax

The income tax credit for the quarter was £4.9 million, compared to a credit of £5.8 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £4.1 million in the quarter to 31 March 2021, compared to a decrease of £10.6 million in the prior year quarter.

Net cash inflow from operating activities for the quarter was £27.0 million, an increase of £0.7 million compared to a net cash inflow in the prior year quarter of £26.3 million.

Net capital expenditure on property, plant and equipment for the quarter was £1.8 million, a decrease of £2.9 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £7.9 million, a decrease of £13.3 million over the prior year quarter.

Net debt

Net Debt as of 31 March 2021 was £443.5 million, compared with £429.1 million as of 31 March 2020.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 30 July 2021, to shareholders of record on 12 July 2021. The stock will begin to trade ex-dividend on 9 July 2021.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/loss on disposal of intangible assets, net finance costs/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily loss/profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of (loss)/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)

Adjusted (loss)/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2020: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2020: 21%) applicable during the financial year. A reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted (loss)/earnings per share

Adjusted basic and diluted (loss)/earnings per share are calculated by dividing the adjusted (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted (loss)/earnings per share are presented in supplemental note 3.

4.	Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2021	2020	2021		2020
Revenue
Commercial % of total revenue	49.1%	55.5%	45.1%		51.4%
Broadcasting % of total revenue	49.5%	21.0%	53.7%		28.9%
Matchday % of total revenue	1.4%	23.5%	1.2%		19.7%

	2020/21 Season	2019/20 Season	2020/21 Season	Carryover 2019/20 Season	2019/20 Season
Home Matches Played
PL	6	5	14	3	15
UEFA competitions	2	1	5	1	4
Domestic Cups	4	2	4	-	4
Away Matches Played
PL	8	4	15	3	14
UEFA competitions	2	2	5	2	5
Domestic Cups	1	4	4	1	5

Other
Employees at period end	976	997	976		997
Employee benefit expenses % of revenue	72.0%	56.2%	59.7%		49.3%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2021	2020	2021	2020
Revenue from contracts with customers	118,286	123,711	400,108	427,537
Operating expenses	(138,444)	(131,783)	(400,576)	(399,457)
(Loss)/profit on disposal of intangible assets	(1,424)	4,765	259	16,067
Operating (loss)/profit	(21,582)	(3,307)	(209)	44,147
Finance costs	(6,388)	(25,758)	(29,887)	(19,701)
Finance income	4,948	511	48,170	1,274
Net finance (costs)/income	(1,440)	(25,247)	18,283	(18,427)
(Loss)/profit before income tax	(23,022)	(28,554)	18,074	25,720
Income tax credit/(expense)	4,911	5,701	(2,627)	(12,438)
(Loss)/profit for the period	(18,111)	(22,853)	15,447	13,282

Basic earnings per share:
Basic (loss)/earnings per share (pence)	(11.12)	(13.89)	9.48	8.07
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	162,939	164,544	162,939	164,563
Diluted earnings per share:
Diluted (loss)/earnings per share (pence) (1)	(11.12)	(13.89)	9.45	8.06
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (1)	162,939	164,544	163,400	164,746

(1) For the three months ended 31 March 2021 and the three months ended 31 March 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2021	30 June 2020	31 March 2020
ASSETS
Non-current assets
Property, plant and equipment	248,985	254,439	254,994
Right-of-use assets	4,719	4,559	4,984
Investment properties	20,623	20,827	24,703
Intangible assets	776,587	775,170	784,746
Deferred tax asset	61,928	58,362	54,061
Trade receivables	26,397	43,694	42,429
Derivative financial instruments	651	1,609	1,134
	1,139,890	1,158,660	1,167,051
Current assets
Inventories	2,363	2,186	2,403
Prepayments	12,586	6,503	10,868
Contract assets – accrued revenue	50,279	45,966	42,700
Trade receivables	32,127	115,985	41,106
Other receivables	1,483	239	121
Income tax receivable	1,223	1,214	1,223
Derivative financial instruments	845	1,174	690
Cash and cash equivalents	84,715	51,539	90,251
	185,621	224,806	189,362
Total assets	1,325,511	1,383,466	1,356,413

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 March 2021	30 June 2020	31 March 2020
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(3,720)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(11,212)	(32,565)	(35,521)
Retained earnings	94,170	87,197	135,391
	379,558	351,232	414,055
Non-current liabilities
Deferred tax liabilities	25,270	31,337	37,126
Contract liabilities - deferred revenue	11,279	18,759	25,562
Trade and other payables	67,075	51,322	51,980
Borrowings	466,030	520,010	517,075
Lease liabilities	3,201	3,326	3,416
Derivative financial instruments	6,347	9,136	8,538
	579,202	633,890	643,697
Current liabilities
Contract liabilities - deferred revenue	108,766	171,574	99,240
Trade and other payables	180,374	216,093	191,214
Income tax liabilities	13,709	4,005	4,214
Borrowings	62,179	5,605	2,302
Lease liabilities	1,444	1,067	1,687
Derivative financial instruments	279	-	4
	366,751	398,344	298,661
Total equity and liabilities	1,325,511	1,383,466	1,356,413

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	35,654	34,333	110,164	15,894
Interest paid	(8,678)	(7,944)	(18,862)	(18,450)
Interest received	1	115	2	1,165
Tax received/(paid)	28	(200)	(3,028)	(1,897)
Net cash inflow/(outflow) from operating activities	27,005	26,304	88,276	(3,288)
Cash flows from investing activities
Payments for property, plant and equipment	(1,782)	(4,662)	(4,940)	(17,692)
Payments for intangible assets	(17,785)	(24,419)	(126,560)	(211,730)
Proceeds from sale of intangible assets	9,898	3,225	32,080	25,234
Payments for derivative financial assets	-	-	(939)	-
Net cash outflow from investing activities	(9,669)	(25,856)	(100,359)	(204,188)
Cash flows from financing activities
Acquisition of treasury shares	-	(3,372)	-	(3,372)
Proceeds from borrowings	-	-	60,000	-
Principal elements of lease payments	(411)	(399)	(1,231)	(1,160)
Dividends paid	(10,718)	(11,323)	(10,718)	(11,323)
Net cash (outflow)/inflow from financing activities	(11,129)	(15,094)	48,051	(15,855)
Net increase/(decrease) in cash and cash equivalents	6,207	(14,646)	35,968	(223,331)
Cash and cash equivalents at beginning of period	80,620	100,856	51,539	307,637
Effects of exchange rate movements on cash and cash equivalents	(2,112)	4,041	(2,792)	5,945
Cash and cash equivalents at end of period	84,715	90,251	84,715	90,251

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(18,111)	(22,853)	15,447	13,282
Adjustments:
Income tax (credit)/expense	(4,911)	(5,701)	2,627	12,438
Net finance costs/(income)	1,440	25,247	(18,283)	18,427
Loss/(profit) on disposal of intangible assets	1,424	(4,765)	(259)	(16,067)
Amortization	30,728	32,346	94,730	95,790
Depreciation	3,795	3,683	11,244	10,951
Adjusted EBITDA	14,365	27,957	105,506	134,821

3	Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(18,111)	(22,853)	15,447	13,282
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(4,120)	19,664	(46,955)	2,590
Foreign exchange (gains)/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	(206)	-	14,631	-
Fair value movement on embedded foreign exchange derivatives	(85)	(307)	361	39
Income tax (credit)/expense	(4,911)	(5,701)	2,627	12,438
Adjusted (loss)/profit before income tax	(27,433)	(9,197)	(13,889)	28,349
Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2020: 21%))	5,761	1,931	2,917	(5,953)
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(21,672)	(7,266)	(10,972)	22,396

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(13.30)	(4.42)	(6.73)	13.61
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic (loss)/earnings per share (thousands)	162,939	164,544	162,939	164,563
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence) (1)	(13.30)	(4.42)	(6.73)	13.59
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted (loss)/earnings per share (thousands) (1)	162,939	164,544	162,939	164,746

(1) For the three and nine months ended 31 March 2021 and the three months ended 31 March 2020, potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2021 £’000	2020 £’000	2021 £’000	2020 £’000
(Loss)/profit for the period	(18,111)	(22,853)	15,447	13,282
Income tax (credit)/expense	(4,911)	(5,701)	2,627	12,438
(Loss)/profit before income tax	(23,022)	(28,554)	18,074	25,720
Adjustments for:
Depreciation	3,795	3,683	11,244	10,951
Amortization	30,728	32,346	94,730	95,790
Loss/(profit) on disposal of intangible assets	1,424	(4,765)	(259)	(16,067)
Net finance costs/(income)	1,440	25,247	(18,283)	18,427
Non-cash employee benefit expense – equity-settled share-based payments	491	226	2,244	591
Foreign exchange (gains)/losses on operating activities	(405)	(640)	769	(926)
Reclassified from hedging reserve	588	3,177	176	8,988
Changes in working capital:
Inventories	429	132	(177)	(273)
Prepayments	4,600	2,343	(5,308)	2,162
Contract assets – accrued revenue	15,516	35,398	(4,313)	(3,168)
Trade receivables	26,560	(14,475)	89,816	(5,971)
Other receivables	(1,112)	493	(1,244)	1,067
Contract liabilities – deferred revenue	(31,174)	(42,380)	(70,288)	(98,698)
Trade and other payables	5,796	22,102	(7,017)	(22,699)
Cash generated from operations	35,654	34,333	110,164	15,894